SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      ------------------------------------

                                 Amendment No. 3

                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

                     RULE 13e-3 TRANSACTION STATEMENT UNDER
              SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                                    PML, Inc.
                                (Name of Issuer)

                                    PML, Inc.
                               Douglas C. Johnson
                                A. Ronald Torland
                                Kenneth L. Minton
                               Craig S. Montgomery
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    651362105
                      (Cusip Number of Class of Securities)
                      ------------------------------------

                                A. Ronald Torland
                                    PML, Inc.
                              27120 SW 95th Avenue
                            Wilsonville, Oregon 97070
                         Telephone Number (503) 570-2500
                      ------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)
                      ------------------------------------

                                   Copies To:

                                 Dave Baca, Esq.
                            Davis Wright Tremaine LLP
                                   Suite 2300
                              1300 SW Fifth Avenue
                             Portland, Oregon 97201
                                 (503) 241-2300

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ]  The filing of a registration statement under the Securities Act of 1933.


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c. [ ]  A tender offer.

d. [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]



                            CALCULATION OF FILING FEE

         TRANSACTION VALUATION*                      AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
         $174,246.00                                        $34.85

* Estimated maximum price to be paid in lieu of issuance of fractional shares of Common Stock to persons who would hold (i) less than one whole share of Common Stock of record in any discrete account after the proposed Split Transaction based on an amount per share equal to the product obtained by multiplying (A) $1.50 by (B) the total number of shares of Common Stock owned by all such stockholders of record in each stockholder's account immediately prior to the Reverse Split.

** Determined pursuant to Rule 0-11(b)(1) by multiplying $174,246.00 by 1/50 of 1%.

[X] Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:    $34.85                    Filing Party: PML, Inc.
Form or Registration No.:  Schedule 13E-3            Date Filed:  April 25, 2003






















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                                  INTRODUCTION

         This Amendment No. 3 to Schedule 13e-3 amends the Rule 13e-3 Transaction Statement (the "Statement") previously filed by PML, Inc. ("PML" or the "Company"), and the Company's executive officers and directors, namely Kenneth L. Minton, Douglas C. Johnson, A. Ronald Torland and Craig S. Montgomery, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. The purpose of this Amendment No. 3 is to file a final amendment to the Statement to report the results of the Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3).

         On July 16, 2003, the Company filed with the Securities and Exchange Commission (the "Commission") a definitive proxy statement under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the special meeting of stockholders to be held August 5, 2003 to approve and adopt amendments to the Company's Certificate of Incorporation, as amended, to effect the following:

         (a) a one-for-150 reverse stock split of the Company's common stock and Class B common stock (the "Reverse Split");

         (b) a cash payment per share of $1.50 for the currently outstanding common stock in lieu of the issuance of any resulting fractional shares of common stock to persons who would hold less than one whole share of common stock of record in any discrete account after the proposed Reverse Split; and

         (c) following the Reverse Split, a 150-for-one forward stock split of the Company's common stock and Class B common stock.

Items (a), (b) and (c) were considered one proposal and are referred to herein as the "Split Transaction."

         The requisite majority of the Company's common stock, Class B common stock and Class A Convertible Preferred Stock represented at the special meeting, held August 5, 2003, voted to approve a resolution authorizing the above amendments to the Company's Certificate of Incorporation, as amended, in order to enable the Company to "go private" by terminating registration of our common stock under the Exchange Act. The Company filed the amendments with the Delaware Secretary of State to effect the Split Transaction on August 6, 2003. The Split Transaction has reduced the number of stockholders of the Company to less than 300, and the Company expects to file a Form 15 with the Commission terminating registration of our common stock under Rule 12g-(4)(a)(1)(i) of the Exchange Act as soon as practicable.



                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.






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                                   PML, INC.



                                   By: /s/ KENNETH L. MINTON
                                      ----------------------------------
                                   Name:  Kenneth L. Minton
                                   Title: President and Chief Executive Officer
                                   Dated: August 7, 2003

                                   By: /s/ DOUGLAS C. JOHNSON
                                      ----------------------------------
                                       Douglas C. Johnson, individually
                                       Dated: August 7, 2003

                                   By: /s/ A. RONALD TORLAND
                                      ----------------------------------
                                       A. Ronald Torland, individually
                                       Dated: August 7, 2003

                                   By: /s/ KENNETH L. MINTON
                                      ----------------------------------
                                       Kenneth L. Minton, individually
                                       Dated: August 7, 2003

                                   By: /s/ CRAIG S. MONTGOMERY
                                      ----------------------------------
                                       Craig S. Montgomery, individually
                                       Dated: August 7, 2003
































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